RICHEMONT

04035682

RECEIVED
2004 JUL 21 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

7 July 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Dr Franco Cologni's retirement as of November 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sulfe

Alan Grieve

dlw 7/21

Enclosures

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

7 July 2004

Dr Franco Cologni

Richemont, the Swiss luxury goods group, announces that Dr Franco Cologni has decided to retire from his full-time executive role at the time of his 70th birthday in November 2004. He will therefore step down from the board of Richemont SA, Luxembourg - the Group's management board. Dr Cologni will remain on the board of Compagnie Financière Richemont SA, the ultimate parent company, as Senior Executive Director.

Dr Cologni will continue to serve as Chairman of Vacheron Constantin and of Officine Panerai. He has also been invited by Mr. Johann Rupert to join Richemont's Strategic Committee. Dr Cologni will be involved primarily in the creative aspects of the Group, notably the Creative Academy in Milan, and in overseeing special events such as the forthcoming *Montres et Merveilles* exhibition to be presented by Richemont in Beijing. In his new capacity, he will continue to be closely associated with the Salon International de la Haute Horlogerie in Geneva.

Mr Johann Rupert, Richemont Executive Chairman, said:

Quote

Franco has been one of the most important and influential executives in the Group over the last 35 years. He has guided not only Cartier but also our watch brands to the success that they enjoy today. He was also instrumental in bringing Panerai into the Group and was the promoter of the Richemont Creative Academy in Milan. I have long admired his good taste, his professionalism and his commitment. Whilst he has indicated that, at 70, he wishes to reduce his executive responsibilities, Franco will continue to be closely involved in many aspects of the business and I look forward to working with him on the Strategic Committee.

Unquote

Dr Cologni commented:

Quote:

I am honoured to be able to continue to serve the Group as a member of the Board of Directors of Compagnie Financière Richemont SA.

Design and craftsmanship are key to Richemont and I will endeavour to contribute my experience and knowledge of the luxury sector - especially in terms of jewellery and watchmaking - to the Group. I hope to be able to continue to contribute in terms of culture and the applied arts in the years to come and to be involved in an editorial capacity with the various publications of the Group, for example *Cartier Art*.

Unquote

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in British American Tobacco.

Press inquiries:	Mr Alan Grieve Director of Corporate Communications Telephone: +41 (0)22 715 3736
Analyst's inquiries:	Ms Sophie Cagnard-Fabrici Head of Investor Relations Telephone: +44 (0)20 7838 8581